Exhibit 12.1

SuperGen, Inc.
Computation of Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,
(In $000’s, except ratio)	2003	2004	2005	2006	2007	2008
Fixed Charges:
Interest expense	$3,981	$2,338	$—	$—	$—	$—
Estimated interest with rental expense	83	98	118	131	133	80
	$4,064	$2,436	$118	$131	$133	$80
Earnings (loss):
Net income (loss) before tax benefit (provision)	$(53,470)	$(46,860)	$(14,482)	$(15,912)	$13,492	$(6,560)
Add fixed charges	4,064	2,436	118	131	133	80
	$(49,406)	$(44,424)	$(14,364)	$(15,781)	$13,625	$(6,480)
Ratio of earnings to fixed charges	—	—	—	—	102.7	—
Deficiency of earnings to fixed charges	$(53,470)	$(46,860)	$(14,482)	$(15,912)	$—	$(6,560)